January 14, 2009

BY EDGAR

Norman Gholson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re: SkyPeople Fruit Juice, Inc.
File No. 333-149896
Amendment No. 3 Filed: December 5, 2008 Form 10-Q Filed: November 14, 2008
File No. 000-32249

Dear Mr. Gholson:

Reference is made to your comment letter, dated January 7, 2009 to our client, SkyPeople Fruit Juice, Inc. (the “Company”), relating to Amendment No. 3 to the subject registration statement and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 which was filed on November 14, 2008 (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto. After receiving your informal comments with respect to the matters set forth herein, the Company intends to file an Amendment No. 4 to the Registration Statement and an Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 to address the matters referred to herein that require changes in the disclosure set forth in such documents.

Amendment No. 3 to Registration Statement on Form S-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations and Business Outlook
Gross Margin, page 40

1.    We note your response to our prior comment 6 and the revised disclosure that states you use a relative sales value costing method in determining your cost of kiwifruit seeds. Please clarify how you calculate and apply this relative sales value method when determining your cost of sales for kiwifruits seeds and concentrated kiwifruit juice. In this respect, if you are using a relative percentage of your kiwifruit seeds revenue to your total revenues from both kiwifruit seeds and kiwifruit juice and applying that percentage to your total cost in producing both kiwifruit seeds and kiwifruit juice, it would seem that would result in an identical margin for both products. Please clarify your methodology and tell us specifically how this methodology result in a 90.8% margin for kiwifruit seeds and 39.1% margin for kiwifruit juice of the nine months ended September 30, 2008.

Kiwifruit seeds are the byproduct of kiwifruit juice. They are removed from the fresh kiwifruits when we process kiwifruit juice for purity. Initially, the Company did not allocate any cost to kiwifruit seeds as there was no expected sales value. In the second quarter of 2008, the Company began the sale of kiwifruit seeds. As the revenue for the sale of kiwifruit seeds was only about 2% of the total revenue for the nine months ended September 30, 2008, in calculating the gross margin of kiwifruit seeds, the Company applied the average method to simplify the calculation.  In applying this method, we first calculated the average sales values of kiwifruit seeds and kiwifruit juice that can be produced from one ton of kiwifruit based on our estimate in a normal production situation in the second quarter of 2008. This percentage was then applied to actual cost for the production of kiwifruit juice to calculate the actual cost of sales for kiwifruit seeds and concentrated kiwifruit juice in the period covered by the financial statements. As the Company is using the first in, first out inventory method, the kiwifruit seeds of zero cost allocation were sold first, then the kiwifruit seeds of higher cost allocation. Hence, the gross margin for kiwifruit seeds as a percentage of revenues in the nine months ended September 30, 2008 was much higher than that of concentrated kiwifruit juice.

Business - Industry and Principal Markets, page 57

2.           We note your response to our previous comment 8. Your have provided Web addresses for several items that are in the Chinese language. Please provide us with English translations of these items.

Attached hereto as Appendix A are the English translations of the statements made in Mandarin on the web page links that were provided in our letter to you dated December 5, 2008. Please note that one of the web addresses has been updated and the new address has been provided with the translation.

Note 2. Summary of Significant Accounting Policies
Consolidation, page F-7

3.           We note your response to our prior comment 10. Please tell us if a written agreement has been executed that substantiates:

•	Hede was acting as a de facto agent and it was the intention of both entities that Hede would sell Huludao to you at Hede's purchase price after a brief operating period;
•	Hede would only have temporary voting control of Huludao;
•	How Shaanxi Tianren participated significantly in the arrangement of the transaction;
•	Why Shaanxi Tianren would be required to provide additional financial support to Hede;
•	Why Shaanxi Tianren would absorb the losses and receive the expected returns of Huludao.

If so, please provide a copy of this agreement. Also, tell us how it was determined that Huludao was more closely related to you than to Hede under the criteria of FIN 46(R).

In your prior response dated October 6, 2008, you stated that Hede was established in February 2006 as a venture capital investment corporation and can stand alone and absorb its own losses. You also stated that your subsidiary, Shaanxi Tianren, is a separate entity from Hede and has no financial interest in it. Given Shaanxi Tianren had no equity interest in Huludao, and without executed agreements substantiating the terms of the relationship between the various entities as described in your response(s), it does not appear consolidation under FIN 46(R) was appropriate for the period from June 2007 through the acquisition in May 2008.

The Company is unable to locate a written agreement between the parties listing details that would require consolidation under FIN 46(R). However, this is not unusual given that Hede and Shaanxi Tianren (“ST”) were both controlled by Mr. Yongke Xue according to the criteria established by EITF 02-5. The response in our letter to you dated October 6, 2008 explained why Hede should not be consolidated by ST and it seems that paragraph 2 of comment 3 is confusing a lack of financial interest in Hede with the determination of whether Huludao should be consolidated. The Company belives that its determination to consolidate Huludao was correct, as evidenced by the advance by ST to Hede to make the purchase (which advance establishes pecuniary financial interest and risk of loss) and by the subsequent transfer of Huludao to ST at Hede’s original purchase price during 2008 (which confirms that potential losses were to be absorbed by and potential gains were to be enjoyed by ST). The Company maintains that the substance of the agreements, whether written or not, required consolidation under FIN 46(R).

4.           We note your conclusion that if you had not consolidated Huludao under FIN 46(R) that upon its acquisition you would be required under the guidance of SPAS 141(R), paragraphs D8-D14, to retroactively restate your financial statements to include Huludao's operations from its time of acquisition by Hede. Tell us in detail how you accounted for the acquisition of Huludao in May 2008. Citing the specific guidance in SPAS 141(R) and the terms of your acquisition of Huludao, tell us why you believe retrospective restatement would be appropriate as entities under common control.

As of June 1, 2007, Hede was owned 80% by Mr. Yongke Xue and ST was owned 59% by Mr. Yongke Xue and his brother, Mr. Hongke Xue. According to paragraph 3(b) of EITF 02-5, Hede and ST were under common control on that date.

Note 4. Convertible Preferred Stock, page F-14

5.           We note your response to our prior comment 16 and your conclusion that your private placement investors were acting as valuation experts in their own right. The negotiations that took place between you and the private placement investors for this specific transaction may not be representative of the fair value of your individual equity securities. Please provide us with an analysis of the fair value of your common stock if you had considered a market or income approach in accordance with the AICPA Practice Aid "Valuation of Privately-Hold-Company Equity Securities Issued as Compensation." Further, tell us the specific differences between your Series B Preferred Stock and your Common Stock and how those differences were factored into your determination of fair value.

In determining whether a beneficial conversion feature existed in the Series B Preferred Stock the Company evaluated whether any of the preferences listed in the Certificate of Designations for the Series B Preferred Stock would cause a share of such preferred stock to be valued lower than a share of common stock. The Company concluded that the preferences resulted in the value of the Series B Preferred Stock being at least equal to or greater than the value of the common stock, resulting in no potential for a beneficial conversion feature to exist. The following discussion of the rights and preferences of the Series B Preferred Stock is set forth in the section of the Prospectus called “Description of Securities” on page ___ of the Prospectus contained in Amendment No. 3 to the Registration Statement (the subsection on “No Dividends” and the first three lines of the “Voting Rights” section were inadvertently omitted in Amendment No.3, but will be added back in the Prospectus to be contained in Amendment No. 4). A discussion of the rights of the Common Stock is also set forth therein. The Common Stock has none of the rights or preferences of the Series B Preferred Stock.

Series B Stock

In connection with the Share Exchange, we designated 7,000,000 shares of Series B Stock out of our total authorized number of 10,000,000 shares of Preferred Stock, par value $0.001 per share. The rights and preferences of the Series B Preferred Stock are set forth in the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock which we filed with the Secretary of State of Florida on February 22, 2008. The following is a summary of the rights and preferences:

No Dividends. No dividends are payable with respect to the Series A Stock and no dividends can be paid on our Common Stock while the Series B Stock is outstanding.

Voting Rights. The Series B Stock shall have no voting rights, except as required by Florida law. However, so long as any shares of Series B Stock are outstanding, we cannot, without the affirmative approval of the holders of 75% of the shares of the Series B Stock then outstanding,

(a) alter or change adversely the powers, preferences or rights given to the Series B Stock or alter or amend the Certificate of Designations of the Series B Stock,

(b) authorize or create any class of stock (other than Series A Stock) ranking as to dividends or distribution of assets upon a liquidation senior to or otherwise pari passu with the Series B Stock, or any series of preferred stock possessing greater voting rights or the right to convert at a more favorable price than the Series B Stock,

(c) amend our certificate of incorporation or other charter documents in breach of any of the provisions hereof,

(d) increase the authorized number of shares of Series B Stock or the number of authorized shares of Preferred Stock.

Liquidation Preference. On liquidation the holders are entitled to receive $1.20 per share (out of available assets) before any distribution or payment can be made to the holders of any junior securities.

Conversion at Option of Holder. Upon effectiveness of the Reverse Split, each share of Series B Stock is convertible at any time into one share of Common Stock at the option of the holder. If the conversion price (initially $1.20) is adjusted, the conversion ratio will likewise be adjusted and the new conversion ratio will be determined by multiplying the conversion ratio in effect by a fraction, the numerator of which is the conversion price in effect before the adjustment and the denominator of which is the new conversion price.

Automatic Conversion on Change of Control. In the event of a “change of control” the shares of Series B Stock will be automatically converted into Common Stock. A “change in control” means a consolidation or merger of us with or into another company or entity in which we are not the surviving entity or the sale of all or substantially all of our assets to another company or entity not controlled by our then existing stockholders in a transaction or series of transactions.

4.9% Beneficial Ownership Limitation. Except in certain circumstances, the right of the holder to convert the Series B Stock is subject to the 4.9% limitation, with the result we shall not effect any conversion of the Series B Stock, and the holder has no right to convert any portion of the Series Stock, to the extent that after giving effect to such conversion, the holder (together with the holder’s affiliates) would beneficially own in excess of 4.9% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion.  Beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act, and Regulation 13d-3 thereunder. The 4.9% limitation may not be waived or amended.

Liquidated Damages for Failing to Timely Deliver Certificates: If we fail to deliver the appropriate stock certificates within three trading days of the conversion date, we are required to pay the holder, in cash, liquidated damages the amount by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such holder was entitled to receive from the conversion at issue multiplied by (2) the price at which the sell order giving rise to such purchase obligation was executed.

Certain Adjustments

Stock Dividends and Stock Splits. Appropriate adjustments will be made to the conversion ratio in the event of a stock dividend, stock distribution, stock split or reverse stock split or reclassification with respect to the outstanding shares of Common Stock.

Price Adjustment; Full Ratchet. From and after February 26, 2008 and until such time as the investors hold less than 20% of the Series B Stock, except for certain exempt issuances not to exceed 5% of the outstanding shares of Common Stock for every two year period, certain issuances as to which price adjustment has already been made, in the event we issue Common Stock at a price, or issue warrants, options, convertible debt or equity securities with a exercise price per share or conversion price which is less than the conversion price then in effect, then the conversion price will be reduced, concurrently with such issue or sale, to such lower price.

Subsequent Transactions. For so long as any investor holds any of the Series B Stock, we are prohibited from effecting or entering into an agreement to effect any transactions involving a “Variable Rate Transaction” or an “MFN Transaction”.

Subsequent Rights Offerings. We are prohibited from, at any time while the Series B Stock is outstanding, issuing rights, options or warrants to holders of Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the then applicable conversion price.

Pro Rata Distributions. If we distribute to the holders of Common Stock evidences of its indebtedness, assets, rights or warrants to subscribe for or purchase any security, then in each case the conversion price shall be determined by multiplying the conversion price by a fraction the numerator of which is the VWAP minus the then fair market value at such record date of the portion of the assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Stock as determined by the Board of Directors in good faith and the denominator of which is the VWAP on the record date.

Fundamental Transaction. If we effect a merger, sell all or substantially all of our assets, any tender offer or exchange offer is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or we effect any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (each, a “fundamental transaction”), then on subsequent conversion of the Series A Preferred Stock, the holder has the right to receive, for each share of Common Stock that would have been issuable on such conversion absent such fundamental transaction, the same kind and amount of securities, cash or property as the holder would have been entitled to receive on the occurrence of the fundamental transaction as if the holder had been, immediately prior to such fundamental transaction, the holder of Common Stock.

Note 17. Other Assets, page F-22

6.           We note your Other Assets includes a deposit in the amount of $2.2 million for the purchase of Yingkou Trusty Fruits Co., Ltd and you expect the acquisition to be complete in the first quarter of 2009.  Given the probable nature of the acquisition, tell us your consideration providing financial statements pursuant to Rule 3-05 of Regulation S-X.

The Company performed the tests required by Regulation S-X Rule 1-02(w) to determine whether the potential acquisition target, Yingkou Trusty Fruits Co., Ltd, (“Yingkou”) would be a significant subsidiary that would require financial statements to be filed in accordance with Rule 3-05. The first test, investment plus advances compared to total assets, resulted in a 6.9% ($3,200,000/$46,610,128) relationship. The second test, total assets compared to total assets, resulted in a 3% ($1,416,580/$46,610,128) relationship. The third test, income from operations compared to income from operations, resulted in less than a 1% (loss of $70,000/$9,066,064) relationship . Since none of the relationships exceeded 20%, there is no financial statement requirement to include any stand alone financial statements of Yingkou.

Form 10-Q filed November 14, 2008
Item 4. Controls and Procedures, page 35

7.           In the first paragraph of this Item, you state that your CEO and CFO "concluded that our disclosure controls and procedures were effective in alerting them in a timely manner to information relating to the Company, required to be disclosed in this report." Please refer to the definition of "disclosure controls and procedures" found in Rule 13a-15 under the Securities Exchange Act of 1934. With regard to the CEO's and CFO's determination concerning the effectiveness of disclosure controls and procedures, please revise to clarify that disclosure controls and procedures are designed not only to ensure that information required to be disclosed is accumulated and communicated to the CEO and CFO to allow timely decisions regarding required disclosure, but also to ensure that the information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

Following this letter as Appendix B is a draft of a proposed revision to Item 4 of Part I of the 10-Q (the “Item 4 Draft”) the first two paragraphs of which attempt to address this comment.

8.           In light of the fact that a material weakness existed, please disclose in reasonable detail the basis for the officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the quarter.

The fifth paragraph of the Item 4 Draft attempts to address this comment.

9.           We note your statement "The Company and its Audit Committee are taking steps to remedy this material weakness." Please disclose the specific steps that have been taken or will be taken and the timing of these actions.

The sixth paragraph and material following in the Item 4 Draft attempt to address this comment.

10.           We note your statement that "Other than with respect to the identification of this material weakness, there was no change in our internal control over financial reporting ..." Please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

The lasts sentence of the fifth paragraph of the Item 4 Draft attempts to address this comment.

Very truly yours,

/s/ Darren Ofsink

Darren Ofsink

APPENDIX A

China Fruit Juice Market Analysis and Investment Consulting Report of 2007

From the website: Zikoo, a third party website providing China Industy Analysis & Consulting Report

The Chinese fruit juice industry remains on an upward trend with the increase of sales volume of fruit juice in recent years.

In China, the output of fruit juice and drinks nationwide was approximately 4,816,824.8 tons in 2004, an increase of 27.95% compared with that of 2003, and output increased by 29.17 % to 6,000,000 tons in 2005. From January to October 2006, output was approximately 7,196,692.9 tons, an increase of 27.96% compared with that of the first 10 months of 2005.

However, the promotion in the sales volume of fruit juice faces a big challenge due to the unequality in sales volume and sales of fruit juice in China. So promoting the increase of fruit juice sales has been  the primary focus of the industry. Currently, there are three dominant forces causing heavy competition in the fruit juice market. One is domestic famous brands such as Huiyuan and Wahaha, etc. Others are Uni-president and MasterKong, well known for their innovative packaging and pleasant flavor, and multi-national enterprises, such as Coca-Cola and Pepsi, etc. Many first tier products, for instance Wahaha, Huiyuan and Nongfuguoyuan, are heavily concentrated in the market.  So it is extremely difficult for outside brands to get into the fruit juice market due to heavy competition. Meanwhile, the revenue of fruit juice products is declining for producers and retailers. In order to be the leading producer, diversification is the key point in marketing.

The Chinese fruit juice industry will face international competition and problems upon China’s entry into WTO. We should emphasize the standard question in growth and production.

China is a country with a large population, but the consumption of fruit juice is relatively very low, with annual per capita consumption of no more than 1 kilogram, which only accounts for 10% of total world consumption. If calculated based on annual world consumption rates, the China market capacity for fruit juice beverages would be 9.1 million tons, indicating that there is great potential for the marketing of fruit juice beverages in China.

It is estimated that the global the annual consumption of fruit juice drinks in 2020 will increase to 73 billion litters. Among fruit juice beverages, the consumption of orange juice concentrate ranks first globally. So, it is predicted that there is great potential for the marketing of fruit juice beverages in China in the future, providing a perfect investment advantage.

The report contains nine articles, which provide a general understanding of the definition, classification and the related technologies of fruit juice, firstly, then give a general summary of the domestic and international industries.  Thirdly, they provide more information about the production and development of fruit juice concentrate and make an extensive analysis of tea beverages, carbonated beverages and functional beverages.

Fourthly, they make a deeper analysis of the investment highlights and the development trend in the future. If you are interested in the fruit juice market and want to gain a general understanding or make investment in the industry, this report will be an essential tool for you.

http://www.gbw114.com/xinwen/upload/html/5/2007-11/630.html

- A1 -

The Capacity and Export Volume of Concentrated Juice of Shaanxi Province

Both Rank First All Over the Globe.

From the website Ministry of Commerce of the People's Republic of China:

On 21, March, the memorandum joint meeting for promoting the 2nd cooperation of Shaanxi Fruit exportation was held between the Shaanxi provincial government and AQSIQ in Xi'an. Mr. Chuanqing Li, Secretary of AQSIQ Party Group, spoke highly of the significant effect achieved by the 3-year cooperation between Shaanxi Province and AQSIQ, which doubled the fruit exportation of Shaanxi.

In 2003, Xi'an, a memorandum for promoting cooperation for the export of fruit and fruit juice for Shaanxi was signed formally between Shaanxi Province and AQSIQ. In this year, leaders in charge of both parties held the 1st joint meeting. In less than 3 years, the cooperation between Shaanxi Province and AQSIQ pushed rapid advancement of the production and export of fruit and fruit juice in Shaanxi. In 2002, the export volume of fresh fruit by Shaanxi Province was approximately 11,900 tons, with a value of $4,830,000, which soared up to 67,000 tons, with a value of $37，850，000, in the last year. The export volume and the value were 5.6 times and 7.8 times higher, respectively, than those of 3 years ago. In 2005, the price of Shaanxi apples rose from $331 per ton to $576 per ton.

China is the largest country globally for apple juice concentrate. With the help of AQSIQ, the export volume for fruit juice from Shaanxi Province grew rapidly. In the last year, the export volume of concentrated apple juice was approximately 291,000 tons with a value of $212 million, accounting for 44.9 and 46.3, respectively, of the total export volume and value of concentrated apple juice from all over the PRC. At present, the output, output value and export volume of concentrated juice of Shaanxi Province all rank first among other provinces and cities of the world.

The joint meeting with AQSIQ had significant influence on the fruit exportation of Shaanxi Province, including construction of a block of standardized bases for apple export, strengthening management in the headstream and training on lifting the ban for export to Shaanxi Province. Especially in September 2003, AQSIQ approved to implement protection of the geographical origin of Shaanxi apples, which upgraded greatly the brand effects of Shaanxi apples. Last year, AQSIQ named Haisheng Brand concentrated apple juice from Shaanxi Province as China Famous Brand. Thanks to the effort of AQSIQ, Canada lifted the ban on the importation of Shaanxi apples , which led to the price of apples exported to Canada to grow one time higher than that of the average. At present, the agreement on the export of Shaanxi pears to Australia, which is generally known for its high market access threshold in the world, has been signed. In addition, Shaanxi Province is arranging for inspection by health officers from Chile, Argentina and Mexico, which indicates that fruit from Shaanxi will meet a larger scale of export.

Mr. Chuanqing Li, Secretary of AQSIQ Party Group, demanded all the members in charge to insist on the policies of the joint meeting and to summarize promptly the spirit of the meeting in order to make a greater contribution to the local area and the nation. Mr. Dequan Zhang also applauded the significance of the joint meeting.

http://fec.mofcom.gov.cn/aarticle/xiangmht/bi/200603/20060301735197.html

- A2 -

APPENDIX B

ITEM 4.  CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2008.

Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures. Management conducted its evaluation of disclosure controls and procedures under the supervision of our Chief Executive Officer and our Chief Financial Officer.  Based on that evaluation, management concluded that our disclosure controls and procedures were effective in alerting them in a timely manner to information relating to the Company required to be disclosed in this report.  Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

During the quarter ended June 30, 2008, Pacific erroneously paid monies to its former shareholders as the result of a dividend declaration in February 2008.  The monies were then returned to the Company.  Because the recipients of the money were no longer shareholders of Pacific, the transaction has been treated for accounting purposes as an interest free loan.   The Sarbanes-Oxley Act 2002 makes it unlawful for any public company, directly or indirectly, to extend credit, maintain credit or arrange for the extension of credit in the form of a personal loan to or for the benefit of any director or executive officer. Therefore, the failure of the Company to prevent the loan may be considered a material weakness in the efficiency and effectiveness of the Company’s procedures with respect to the conduct of its operations and the Company’s compliance with laws and regulations and therefore a material weakness in the Company’s internal control over financial reporting.

The Company’s Chief Executive Officer and Chief Financial Officer concluded, however, that the material weakness in the Company’s operational and compliance controls referred to in the immediately preceding paragraph did not constitute a failure in the Company’s “disclosure controls and procedures” as such term is defined in Rule 13a-15 because the failure to prevent the loan to or for the benefit of any executive officer or director does not constitute a failure or weakness in the Company’s procedures to ensure that information is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC or that information is accumulated and communicated to our management.  Therefore, as stated above, despite the material weakness in internal control over financial reporting which existed during the quarter ended September 30, 2008, the Company’s Chief Executive Officer and Chief Financial Officer were still able to conclude that the Company’s disclosure controls and procedures were effective as of the end of such quarter.

- B1 -

The Company and its Audit Committee have taken steps to remedy the material weakness in the Company’s operational and compliance controls discussed above. On September 30, 2008 the Board of Directors of the Company approved a Statement of Policies and Procedures with Respect to Related Party Transactions (the “Policy Statement”) under which the Audit Committee shall review the material facts of all Interested Transactions that require the Committee’s approval and either approve or disapprove of the entry of the Company into the Interested Transaction, subject to certain exceptions. If advance approval by the Audit Committee of an Interested Transaction is not feasible, then the Interested Transaction shall be considered and, if the Audit Committee determines it to be appropriate, ratified at the Committee’s next regularly scheduled meeting. In determining whether to approve or ratify an Interested Transaction, the Audit Committee will take into account, among other factors it deems appropriate, whether the Interested Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the Related Person’s interest in the transaction.

 No director shall participate in any discussion or approval of an Interested Transaction for which he or she is a Related Party, except that the director shall provide all material information concerning the Interested Transaction to the Committee.

 If an Interested Transaction will be ongoing, the Audit Committee may establish guidelines for the Company’s management to follow in its ongoing dealings with the Related Party. Thereafter, the Audit Committee, on at least an annual basis, shall review and assess ongoing relationships with the Related Party to see that they are in compliance with the Audit Committee’s guidelines and that the Interested Transaction remains appropriate.

For purposes of the Policy Statement, an “Interested Transaction” is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (1) the aggregate amount involved will or may be expected to exceed $50,000 in any calendar year, (2) the Company is a participant, and (3) any Related Party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity).

 A “Related Party” is any (a) person who is or was (since the beginning of the last fiscal year for which the Company has filed a Form 10-K and proxy statement, even if he or she does not presently serve in that role) an executive officer, director or nominee for election as a director, (b) greater than 5 percent beneficial owner of the Company’s common stock, or (c) immediate family member of any of the foregoing. Immediate family member includes a person’s spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law and anyone residing in such person’s home (other than a tenant or employee).

Other than the material weakness in operational and compliance controls discussed above which the Company believes has been remedied by the approval by the Company’s Board of Directors of the Policy Statement on September 30, 2008, , there was no change in our internal control over financial reporting during the quarter ended September 30, 2008, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

There is no assurance that our disclosure controls or our internal controls over financial reporting can prevent all errors.  An internal control system, no matter how well designed and operated, has inherent limitations, including the possibility of human error.  Because of the inherent limitations in a cost-effective control system, misstatements due to error may occur and not be detected.  We monitor our disclosure controls and internal controls and make modifications as necessary.  Our intent in this regard is that our disclosure controls and our internal controls will improve as systems change and conditions warrant.